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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     TPG Advisors II, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     301 Commerce Street, Suite 3300
--------------------------------------------------------------------------------
                                    (Street)

     Fort Worth                     Texas                76102
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Denbury Resources Inc. (DNR)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     3/6/2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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Common Stock, par value     3/06/2003  N/A            S       N/A     1,700,581  (D)    $10.95   11,750,551     I      Through funds
$0.001 per share                                                                                                       managed by
                                                                                                                       Reporting
                                                                                                                       Person (1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Potential persons who respond to the collection of information contained in
(Over) this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1474(9-02)

                                                                          (Over)
                                                                  SEC 1474(9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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====================================================================================================================================

Explanation of Responses:


/s/ Richard A. Ekleberry                                     March  7, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Name: Richard A. Ekleberry
Title: Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Continuation Sheet to Form 4

================================================================================

Name and Address of Reporting Person            TPG Advisors, Inc.
                                                301 Commerce Street, Suite 3300
                                                Fort Worth, TX 76102


Issuer Name and Ticker or                       Denbury Resources Inc.

Trading Symbol                                  DNR
Statement for Month/Day/Year                    3/06/2003
================================================================================

Explanation of Responses:

(1) Shares are beneficially owned by TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity Partners II, L.P. TPG Partners II, L.P., TPG Parallel II, L.P. and TPG Investors II, L.P. are managed by GenPar II, L.P., of which the Reporting Person is the sole general partner. TPG 1999 Equity Partners II, L.P. is managed by the Reporting Person. Pursuant to Rule 16a-1(a)(2)(ii)(B) of the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Person is deemed to be the beneficial owner of the shares of the Issuer beneficially owned by such funds only to the extent of the greater of the Reporting Person's direct or indirect interest in the profits or capital account of such funds. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Reporting Person is, for purposes of
Section 16 of the Act or otherwise, the beneficial owner of any securities owned by such entities in excess of such amount. David Bonderman, James G. Coulter and William S. Price, III (each a "Shareholder") are officers, directors and sole shareholders of the Reporting Person, and therefore may be deemed to beneficially own the shares owned by the Reporting Person. Each Shareholder disclaims beneficial ownership of such shares in excess of the greater of his direct or indirect pecuniary interest in such shares.